UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month

July  2004

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]        No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2004-16 July 20, 2004

DESCRIPTION:

Queenstake Announces Up To $17 Million Special Warrant Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     QUEENSTAKE RESOURCES LTD.

 (Registrant)

Date  July 21,  2004

By         “Jack Engele”  (signed)

    (Signature)

     Jack Engele, Vice President Finance

      Queenstake Resources Ltd.

News Release 2004-16

July 20, 2004

TSX – QRL – Queenstake Resources Ltd.

SEC file number 0-24096

QUEENSTAKE RESOURCES LTD.  ANNOUNCES UP TO $17 MILLION

SPECIAL WARRANT OFFERING

Denver, Colorado - QUEENSTAKE RESOURCES LTD. (TSX:QRL) is pleased to announce that it has entered into an agreement with a syndicate of underwriters pursuant to which the underwriters have agreed to purchase 34,000,000 special warrants on an underwritten private placement basis, at a price of $0.50 per special warrant for aggregate gross proceeds to QUEENSTAKE RESOURCES of $17 million.  The underwriters have the option to purchase an additional 10,000,000 special warrants at the issue price at any time prior to the closing date for additional gross proceeds of $5 million.  Each special warrant will entitle the holder to acquire one common share and one-half of one common share purchase warrant.  Each whole common share purchase warrant will be exercisable at a price of $0.65 for a period of 18 months.  In the event that QUEENSTAKE RESOURCES fails to obtain receipts for a final prospectus within 60 days of the closing date, each special warrant will entitle the holder to acquire 1.05 common shares and 0.525 common share purchase warrants.  The offering is scheduled to close on or about August 10, 2004 and is subject to certain conditions including, but not limited to the receipt of all necessary approvals including the approval of the Toronto Stock Exchange.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an application exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Queenstake Resources Ltd. is a gold mining company based in Denver, Colorado.  Its principal asset is the Jerritt Canyon Mine in Nevada, acquired in June 2003.  The Jerritt Canyon Mine consists of four underground mines, a 1.5 million ton per year capacity processing facility and a 100 square mile land package that represents some of the most exciting gold exploration ground in Nevada.  Jerritt Canyon has produced more than 7,000,000 ounces of gold since 1981.

For further information contact:

John Haigh 303-297-1557 ext. 105

800-276-6070

Email -- mailto:info@queenstake.com web -- http://www.queenstake.com

Forward-Looking Statements – This news release contains “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

The TSX has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.